Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

September 20, 2018

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Deutsche Mortgage & Asset Receiving Corporation Registration Statement on Form SF-3 (File No. 333-226943) Submitted September 20, 2018

Dear Ms. Bancroft:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) under the above-captioned draft registration statement (the “Registration Statement”). We have reviewed your letter dated September 13, 2018 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form SF-3 (File No. 333-226943) (the “Registration Statement”) filed on August 20, 2018. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the pre-effective amendment to the registration statement (the “Amendment No. 1”) filed today.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Form of Prospectus

The Asset Representations Reviewer—Asset Review—Asset Review Trigger, page 322

1.	We note that the third and fourth paragraphs in this section have different explanations about why the alternative test, set as set forth in clause (2) in the second paragraph of this section, is appropriate. Please revise this disclosure to eliminate inconsistent and/or duplicative disclosure or advise.

We have revised the prospectus included in Amendment No. 1 accordingly.

Anna Glick   Tel  212 504 6309   Fax  212 504 6666   anna.glick@cwt.com

Rolaine S. Bancroft, Esq. September 20, 2018

Dispute Resolution Provisions, page 341

2.	The third paragraph under the heading “Certificateholder’s Rights When a Repurchase Request is Initially Delivered By a Certificateholder” is nearly identical to the first paragraph under the heading “Resolution of a Repurchase Request.” It is unclear why this information is presented in two different places. Please revise or advise.

We have revised the prospectus included in Amendment No. 1 accordingly.

Dispute Resolution Provisions – Resolution of a Repurchase Request, page 341

3.	In the second paragraph of this section, the term “PSA Party Repurchase Request” is not defined. Please define or otherwise revise.

We have revised the prospectus included in Amendment No. 1 accordingly.

Item II – Information Not Required in Prospectus

Item 14. Exhibits

4.	In your next amendment, please file the form of depositor certification by the chief executive officer as Exhibit 36.1. Refer to Item 601(b)(36) of Regulation S-K and General Instruction I.B.1.(a) of Form SF-3.

The Registrant has filed a form of Exhibit 36.1 with Amendment No. 1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours, /s/ Anna Glick Anna Glick

cc Helaine Kaplan Natalie Grainger Robert S. Kim, Esq.